WAL★MART
MEXICO

FILE N°
82-4609

03 APR 21 AM 7:21



03050156

SUPPL

April 16, 2003

Mr. Paul Dudek, Chief
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Re: Information pursuant to Ruling 12g3-2 (b) Exemption

Ladies and Gentlemen:

In order to continue being exempt from the requirements of Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed you will find the report March 2003 sales, the press release results and the consolidated financial statements for 1st quarter 2003 of Wal-Mart de Mexico, S.A. de C.V., which were delivered to the Mexican Stock Exchange.

Kindly acknowledge receipt of this letter as well as what is attached by stamping and returning the enclosed copy of this letter or by a fax message to the following number: 011-52-55-5328-3557.

Sincerely,

PROCESSED
APR 24 2003
THOMSON FINANCIAL

Jorge Muñoz Lopez
Accounting Director

The above-mentioned material is enclosed.

ADMINISTRATIVE OFFICES:

- NEXTENGO N° 78 COL. STA. CRUZ ACAYUCAN DEL. AZCAPOTZALCO C.P. 02770 TEL. 5328-35-00
- BLVD. AVILA CAMACHO N° 487 COL. PERIODISTAS, DELEGACION MIGUEL HIDALGO, C.P. 11220 TEL. 5395-10-88

FILE N°
82-4609

WAL★MART
MEXICO

03 APR 21 AM 7:21


ESR
2003

EMPRESA
SOCIALMENTE
RESPONSABLE
DESDE 2001


COTIZA EN
BOLSA MEXICANA DE VALORES

FREE TRANSLATION, NOT TO THE LETTER

WAL-MART DE MEXICO REPORTS MARCH 2003 SALES

Mexico City, April 9, 2003

Wal-Mart de Mexico, S.A de C.V. (WALMEX) announces to its shareholders as well as to the public in general that during the month of March 2003, sales were $9,200 million pesos. This figure represents a 7.3% increase over sales reported the same month last year, once the period's inflation is accounted for. Comparable stores sales during the month, meaning all those units that have been in operation for over a year, registered an increase in real terms of 1.6%, compared to the same month of 2002, also in real terms.

	March		January – March	
	2003	2002	2003	2002
Total sales growth (%)	7.3	20.6	9.3	16.8
Comparable sales growth (%)	1.6	10.0	2.9	7.4

Considering the five-week period from March 1 to April 4, 2003 that compares with the five-week period ending April 5, 2002, as well as the thirteen-week period from January 4 to April 4, 2003 and that compares with the thirteen-week period that ended April 5, 2002, sales growth was as follows:

	5 weeks		13 weeks	
	2003	2002	2003	2002
Total sales growth (%)	7.7	17.6	9.9	17.0
Comparable sales growth (%)	2.1	7.4	3.5	7.6

Openings during the month of March:

1 Restaurant in Mexico City
1 Restaurant in Cuautla, Morelos

Publishing of Results for First Quarter 2003:

The Company informs that First Quarter 2003 Results will be released next April 14, 2003.

Company Description:

WALMEX is a Retail Sector company whose shares are traded in the Mexican Stock Exchange since 1977. It operates 599 units, broken down as follows:

50 Sam's Clubs
118 Bodegas
75 Wal*Mart Supercenters
44 Superama stores
50 Suburbia stores

262 Restaurants, including 16 franchises

Ticker Symbols

Mexican Stock Exchange:
Walmex V
Walmex C

ADR's Sponsored Program:
WMMVY

Bloomberg:
WalmexV MM
WalmexC MM
WMMVY

Reuters:
WalmexV.Mx
WalmexC.Mx
WMMVY.Pk

Internet sites:

www.walmartmexico.com.mx
www.sams.com.mx
www.superama.com.mx
www.suburbia.com.mx
www.vips.com.mx
www.tarjetawalmart.com.mx

FILE N°
82-4609

WAL★MART
MEXICO


EMPRESA
SOCIALMENTE
RESPONSABLE
DESDE 2001


WALMEX

FREE TRANSLATION, NOT TO THE LETTER

WAL-MART DE MEXICO REPORTS FIRST QUARTER RESULTS 2003

Mexico City, April 14, 2003

Today, Wal-Mart de Mexico reported results for the first quarter 2003. Sales and total revenues increased 9% in real terms over last year's levels. Operating income increased 8% and EBITDA amounted to $1,817 million pesos and represented 6.8% of total revenues, a growth also in real terms of 9% over last year's levels.

Comparable store sales during the quarter, meaning all those units that have been in operation for over a year, registered an increase of 2.9% compared to last year's level, also in real terms. It is important to highlight the growth in comp store sales of 1.6% for March, even though March last year recorded a 10% growth due to the Easter effect, that last year was in March and this year will be in April.

During the first quarter of 2003, Walmex generated 1,992 new full-time direct jobs.

The main Income statement figures are:

First Quarter (January-March)

	2003		2002		Real Growth
	M$ Millions	%	*M$ Millions*	%	%
Sales	26,735		24,459		9
Other income	21		113		(82)
Total Income	26,756	100.0	24,573	100.0	9
Cost of sales	21,369	79.9	19,530	79.5	9
Gross profit	5,386	20.1	5,042	20.5	7
Operating expenses	4,124	15.4	3,870	15.7	7
Operating income	1,262	4.7	1,173	4.8	8
EBITDA	1,817	6.8	1,665	6.8	9
Income before taxes	1,429	5.3	1,384	5.6	3
Net income	943	3.5	900	3.7	5

The Company's cash position as of March 31, 2003 was $5,527 million Mexican pesos, equivalent to $513 million dollars.

As of this first quarter of 2003, and as it was explained in the press release issued by the Company on March 13, 2003, the Company has adopted SAB-101 Bulletin, issued by the Securities and Exchange Commission (SEC), recognizing membership income at its Sam's Club units in a deferred manner over the 12 months period in which each membership is effective.

FILE N°
82-4609

Comparable Information:

Without deferring membership income at Sam's Club, operating income would have increased 16% over last year's levels, and EBITDA would have amounted to 1,918 million pesos and represented 7.1% of total revenues, a growth also in real terms of 15% over last year's levels.

The following is a comparison of the first quarter 2003 vs 2002 results, if membership income would not have been deferred.

First Quarter (January-March)
(Without Deferring Membership Income in 2003)

	2003		2002		Real Growth
	M$ Millions	%	*M$ Millions*	%	%
Sales	26,735		24,459		9
Other income	122		113		8
Total Income	26,857	100.0	24,573	100.0	9
Cost of sales	21,369	79.6	19,530	79.5	9
Gross profit	5,488	20.4	5,042	20.5	9
Operating expenses	4,124	15.4	3,870	15.7	7
Operating income	1,363	5.1	1,173	4.8	16
EBITDA	1,918	7.1	1,665	6.8	15
Income before taxes	1,530	5.7	1,384	5.6	11
Net income	1,010	3.8	900	3.7	12

Openings during the year 2003:

During the period January-March 2003, the Company opened two Bodegas and two restaurants. Additionally, last April 11 we opened a Bodega in the city of Pachuca, Hidalgo.

Installed Capacity as of March 31, 2003:

	Sales area	
FORMAT	**Sq.ft.**	**M2**
Sam's Club	4,731,671	439,583
Bodega	6,310,417	586,252
Wal-Mart Supercenter	7,278,574	676,196
Superama	760,014	70,607
Suburbia	2,735,875	254,169
	Seats	
Restaurants	57,827	

Company Description:

WALMEX is a Retail Sector company whose shares are traded in the Mexican Stock Exchange since 1977. It operates 600 units, broken down as follows:

50 Sam's Clubs
119 Bodegas
75 Wal*Mart Supercenters
44 Superamas
50 Suburbias
262 Restaurants, including 16 franchises

FILE N°
82-4609

Ticker Symbols

Mexican Stock Exchange:
Walmex V
Walmex C

Bloomberg:
WalmexV MM
WalmexC MM
WMMVY

Reuters:
WalmexV.Mx
WalmexC.Mx
WMMVY.Pk

ADR's Sponsored Program:
WMMVY

Internet sites:

www.walmartmexico.com.mx
www.sams.com.mx
www.superama.com.mx
www.suburbia.com.mx
www.vips.com.mx
www.tarjetawalmart.com.mx

FILE N°
82-4609

ANNEX 1

WAL-MART DE MEXICO, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

Thousands of Mexican pesos with purchasing power at March 31, 2003

	March 31, 2003		March 31, 2002	
Assets				
Current assets:				
Cash and cash equivalents	Ps.	5,526,972	Ps.	10,640,860
Accounts receivable		1,991,381		608,746
Inventories		9,253,112		7,983,940
Prepaid expenses		308,854		212,430
Total current assets		17,080,319		19,445,976
Net property and equipment		37,556,055		34,953,159
Total assets	Ps.	54,636,374	Ps.	54,399,135
Liabilities and Shareholders' Equity				
Current liabilities:				
Accounts payable to suppliers	Ps.	9,721,373	Ps.	10,787,933
Other accounts payable		2,209,893		3,885,925
Total current liabilities		11,931,266		14,673,858
Deferred income tax		5,387,778		5,217,547
Reserve for seniority premiums		30,879		7,034
Total liabilities		17,349,923		19,898,439
Shareholders' equity:				
Capital stock		12,195,448		11,044,928
Legal reserve		2,360,952		2,112,071
Retained earnings		27,217,311		24,048,966
Reserve for repurchase of shares		3,208,219		3,943,128
Acumulated result of restatement		(8,094,173)		(7,629,759)
Premium on sale of shares		2,014,794		2,024,297
Employee stock option plan fund		(1,616,100)		(1,042,935)
Total shareholders' equity		37,286,451		34,500,696
Total liabilities and shareholders' equity	Ps.	54,636,374	Ps.	54,399,135

FILE N°
82-4609

WAL-MART DE MEXICO, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

Thousands of Mexican pesos with purchasing power at March 31, 2003

	Term ended March 31,	
	2003	2002
Net Sales	Ps. 26,734,802	Ps. 24,459,313
Other Income	20,735	113,418
Total Income	26,755,537	24,572,731
Cost of sales	(21,369,498)	(19,530,341)
Operating expenses	(4,124,321)	(3,869,672)
Operating income	1,261,718	1,172,718
Comprehensive financing income:		
Financial income - net	197,106	215,915
Exchange (loss) gain	(18,293)	3,931
Monetary position gain	56,841	49,531
	235,654	269,377
Other expenses - net	(68,557)	(57,731)
Income before income tax and employee profit sharing	1,428,815	1,384,364
Income tax and employee profit sharing	(485,796)	(484,527)
Net income	Ps. 943,019	Ps. 899,837
Earnings per share last 12 months (in pesos)	Ps. 1.128	Ps. 1.012

FILE N°
82-4609

WAL-MART DE MEXICO, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

Thousands of Mexican pesos with purchasing power at March 31, 2003

	Term ended March 31,	
	2003	2002
Operating activities		
Net income	Ps. 943,019	Ps. 899,837
Charges not requiring use of resources:		
Depreciation	555,005	492,670
Seniority premiums	5,714	6,056
Provision for deferred taxes	40,514	6,692
	1,544,252	1,405,255
Changes in:		
Accounts receivable	149,160	1,091,764
Inventories	1,551,299	1,349,436
Prepaid expenses	(116,257)	118,240
Accounts payable to suppliers	(4,344,488)	(2,383,105)
Other accounts payable	(457,355)	19,506
Resources (used) provided by operating activities	(1,673,389)	1,601,096
Financing activities		
Payment of dividends	(1,634,007)	-
Repurchase of shares	(87,828)	-
Resources used in financing activities	(1,721,835)	-
Investing activities		
Purchase of property and equipment	(821,159)	(1,079,513)
Sale and retirement of property and equipment	45,125	23,261
Employee stock option plan - net	(198,746)	30,421
Resources used in investing activities	(974,780)	(1,025,831)
(Decrease) Increase in cash and cash equivalents	(4,370,004)	575,265
Cash and cash equivalents at beginning of term	9,896,976	10,065,595
Cash and cash equivalents at end of term	Ps. 5,526,972	Ps. 10,640,860

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX**

WAL - MART DE MEXICO, S.A. DE C.V.

Quarter: **1** Year: **2003**

FILE N° 82-4609

CONSOLIDATED FINANCIAL STATEMENT

AT MARCH 31 OF 2003 AND 2002

(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**TOTAL ASSETS**	**54,636,374**	**100**	**54,399,135**	**100**
2	**CURRENT ASSETS**	**17,080,319**	**31**	**19,445,976**	**36**
3	CASH AND SHORT-TERM INVESTMENTS	5,526,972	10	10,640,860	20
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	408,519	1	436,645	1
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	1,582,862	3	172,101	0
6	INVENTORIES	9,253,112	17	7,983,940	15
7	OTHER CURRENT ASSETS	308,854	1	212,430	0
8	**LONG-TERM**	**0**	**0**	**0**	**0**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	0	0	0	0
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**37,556,055**	**69**	**34,953,159**	**64**
13	PROPERTY	36,438,080	67	33,478,844	62
14	MACHINERY AND INDUSTRIAL	0	0	0	0
15	OTHER EQUIPMENT	14,472,218	26	13,387,934	25
16	ACCUMULATED DEPRECIATION	14,116,154	26	12,695,358	23
17	CONSTRUCTION IN PROGRESS	761,911	1	781,739	1
18	**DEFERRED ASSETS (NET)**	**0**	**0**	**0**	**0**
19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**17,349,923**	**100**	**19,898,439**	**100**
21	**CURRENT LIABILITIES**	**11,931,266**	**69**	**14,673,858**	**74**
22	SUPPLIERS	9,721,373	56	10,787,933	54
23	BANK LOANS	0	0	0	0
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	236,485	1	719,944	4
26	OTHER CURRENT LIABILITIES	1,973,408	11	3,165,981	16
27	**LONG-TERM LIABILITIES**	**0**	**0**	**0**	**0**
28	BANK LOANS	0	0	0	0
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**5,387,778**	**31**	**5,217,547**	**26**
32	**OTHER LIABILITIES**	**30,879**	**0**	**7,034**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**37,286,451**	**100**	**34,500,696**	**100**
34	**MINORITY INTEREST**				
35	**MAJORITY INTEREST**	**37,286,451**	**100**	**34,500,696**	**100**
36	**CONTRIBUTED CAPITAL**	**12,594,142**	**34**	**12,026,290**	**35**
37	PAID-IN CAPITAL STOCK (NOMINAL)	5,596,580	15	4,503,553	13
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	6,598,868	18	6,541,375	19
39	PREMIUM ON SALES OF SHARES	398,694	1	981,362	3
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**24,692,309**	**66**	**22,474,406**	**65**
42	RETAINED EARNINGS AND CAPITAL RESERVE	28,635,244	77	25,261,200	73
43	REPURCHASE FUND OF SHARES	3,208,219	9	3,943,128	11
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(8,094,173)	(22)	(7,629,759)	(22)
45	NET INCOME FOR THE YEAR	943,019	3	899,837	3

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: **1** YEAR: **2003**

FILE N° 82-4609

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**5,526,972**	**100**	**10,640,860**	**100**
46	CASH	21,757	0	19,944	0
47	SHORT-TERM INVESTMENTS	5,505,215	100	10,620,916	100
18	**DEFERRED ASSETS (NET)**	**0**	**100**	**0**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	0	0	0	0
49	GOODWILL	0	0	0	0
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**11,931,266**	**100**	**14,673,858**	**100**
52	FOREING CURRENCY LIABILITIES	960,325	8	841,604	6
53	MEXICAN PESOS LIABILITIES	10,970,941	92	13,832,254	94
24	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**1,973,408**	**100**	**3,165,981**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	1,973,408	100	3,165,981	100
27	**LONG-TERM LIABILITIES**	**0**	**100**	**0**	**100**
59	FOREING CURRENCY LIABILITIES	0	0	0	0
60	MEXICAN PESOS LIABILITIES	0	0	0	0
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**0**	**100**	**0**	**100**
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**5,387,778**	**100**	**5,217,547**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	5,387,778	100	5,217,547	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**30,879**	**100**	**7,034**	**100**
68	RESERVES	30,879	100	7,034	100
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(8,094,173)**	**100**	**(7,629,759)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION ASSETS	(8,094,173)	(100)	(7,629,759)	(100)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **1** YEAR: **2003**
WAL - MART DE MEXICO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	5,149,053	4,772,118
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
74	EXECUTIVES (*)	0	0
75	EMPLOYERS (*)	94,700	88,933
76	WORKERS (*)	0	0
77	CIRCULATION SHARES (*)	4,457,845,645	4,443,858,098
78	REPURCHASED SHARES (*)	0	0

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: **1** YEAR: **2003**

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2003 AND 2002
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**26,755,537**	**100**	**24,572,731**	**100**
2	COST OF SALES	21,369,498	80	19,530,341	79
3	**GROSS INCOME**	**5,386,039**	**20**	**5,042,390**	**21**
4	OPERATING EXPENSES	4,124,321	15	3,869,672	16
5	**OPERATING INCOME**	**1,261,718**	**5**	**1,172,718**	**5**
6	TOTAL FINANCING COST	(235,654)	(1)	(269,377)	(1)
7	**INCOME AFTER FINANCING COST**	**1,497,372**	**6**	**1,442,095**	**6**
8	OTHER FINANCIAL OPERATIONS	68,557	0	57,731	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**1,428,815**	**5**	**1,384,364**	**6**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	485,796	2	484,527	2
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**943,019**	**4**	**899,837**	**4**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**943,019**	**4**	**899,837**	**4**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**943,019**	**4**	**899,837**	**4**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**943,019**	**4**	**899,837**	**4**
19	NET INCOME OF MINORITY INTEREST				
20	**NET INCOME OF MAJORITY INTEREST**	**943,019**	**4**	**899,837**	**4**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: **1** YEAR: **2003**

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**26,755,537**	**100**	**24,572,731**	**100**
21	DOMESTIC	26,755,537	100	24,572,731	100
22	FOREIGN	0	0	0	0
23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
6	**TOTAL FINANCING COST**	**(235,654)**	**100**	**(269,377)**	**100**
24	INTEREST PAID	0	0	0	0
25	EXCHANGE LOSSES	18,293	8	0	0
26	INTEREST EARNED	197,106	84	215,915	80
27	EXCHANGE PROFITS	0	0	3,931	1
28	GAIN DUE TO MONETARY POSITION	(56,841)	(24)	(49,531)	(18)
8	**OTHER FINANCIAL OPERATIONS**	**68,557**	**100**	**57,731**	**100**
29	OTHER NET EXPENSES (INCOME) NET	68,557	100	57,731	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**485,796**	**100**	**484,527**	**100**
32	INCOME TAX	412,325	85	437,252	90
33	DEFERED INCOME TAX	65,895	14	26,530	5
34	WORKERS' PROFIT SHARING	7,576	2	20,745	4
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: **1** YEAR: **2003**

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	0	0
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	109,877,094	98,790,116
39	OPERATION INCOME (**)	6,487,835	5,723,556
40	NET INCOME OF MAYORITY INTEREST(**)	5,051,524	4,556,845
41	NET CONSOLIDATED INCOME (**)	5,051,524	4,556,845

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: **1** YEAR: **2003**

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2003 AND 2002
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**943,019**	**899,837**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	601,233	505,418
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**1,544,252**	**1,405,255**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(3,217,641)	195,841
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**(1,673,389)**	**1,601,096**
6	CASH FLOW FROM EXTERNAL FINANCING	0	0
7	CASH FLOW FROM INTERNAL FINANCING	(1,721,835)	0
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(1,721,835)**	**0**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(974,780)**	**(1,025,831)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(4,370,004)	575,265
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	9,896,976	10,065,595
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	5,526,972	10,640,860

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **1** YEAR: **2003**
WAL - MART DE MEXICO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**601,233**	**505,418**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	555,005	492,670
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	5,714	6,056
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	40,514	6,692
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(3,217,641)**	**195,841**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	149,160	1,091,764
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	1,551,299	1,349,436
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(116,257)	118,240
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	(4,344,488)	(2,383,105)
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(457,355)	19,506
6	**CASH FLOW FROM EXTERNAL FINANCING**	**0**	**0**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	0	0
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	0	0
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(1,721,835)**	**0**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	(87,828)	0
31	(-) DIVIDENS PAID	(1,634,007)	0
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(974,780)**	**(1,025,831)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	0	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(821,159)	(1,079,513)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	45,125	23,261
39	+ (-) OTHER ITEMS	(198,746)	30,421

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: **1** YEAR: **2003**

FILE N° 82-4609

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	3.52	%	3.66	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	13.55	%	13.21	%
3	NET INCOME TO TOTAL ASSETS (**)	9.25	%	8.38	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	32.63	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	6.03	%	5.50	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	2.01	times	1.82	times
7	NET SALES TO FIXED ASSETS (**)	2.93	times	2.83	times
8	INVENTORIES ROTATION (**)	9.15	times	9.04	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	1	days	1	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	0.00	%	0.00	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	31.76	%	36.58	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.47	times	0.58	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	5.54	%	4.23	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00	%	0.00	%
15	OPERATING INCOME TO INTEREST PAID	0.00	times	0.00	times
16	NET SALES TO TOTAL LIABILITIES (**)	6.33	times	4.96	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.43	times	1.33	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.66	times	0.78	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.98	times	0.98	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	46.32	%	72.52	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	5.77	%	5.72	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(12.03)	%	0.80	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	0.00	times	0.00	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	0.00	%	0.00	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	100.00	%	0.00	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	84.24	%	105.23	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **1** YEAR: **2003**
WAL - MART DE MEXICO, S.A. DE C.V.

FILE N° 82-4609

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR			QUARTER OF PREVIOUS FINANCIAL YEAR		
		Amount			Amount		
1	BASIC PROFIT PER ORDINARY SHARE (**)	$	1.13		$	1.01	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$	0.00		$	0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00		$	0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$	1.13		$	1.01	
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
8	CARRYING VALUE PER SHARE	$	8.36		$	7.76	
9	CASH DIVIDEND ACUMULATED PER SHARE	$	0.37	pesos	$	0.00	
10	DIVIDEND IN SHARES PER SHARE		0.00	shares		0.00	shares
11	MARKET PRICE TO CARRYING VALUE		3.14	times		4.04	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		23.24	times		30.96	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00	times		0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

STOCK EXCHANGE CODE **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: **1** YEAR: **2003**

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

NOTE 1 - PREMIUM ON SALE OF SHARES

REFERENCE S-39 OF THE CONSOLIDATED FINANCIAL STATEMENT IN ITEM "PREMIUM ON SALE OF SHARES", THE STOCK OPTION PLAN FUND FOR PERSONNEL IS INCLUDED IN BOTH YEARS.

NOTE 2 - ACCUMULATED EFFECT OF DEFERRED INCOME TAX

THE INITIAL EFFECT OF THE DEFERRED INCOME TAX IS AN OWNER'S EQUITY REDUCTION OF PS. 4,662,252, THIS EFFECT IS INCLUDED IN REFERENCE S-42 OF THE CONSOLIDATED FINANCIAL STATEMENT IN ITEM "RETAINED EARNINGS AND CAPITAL RESERVE" OF BOTH YEARS.

NOTE 3 - NET SALES LAST TWELVE MONTHS

AS OF THIS QUARTER, MEMBERSHIP INCOME IS INCLUDED IN REFERENCE R38 OF OTHER CONCEPTS UNDER THE HEADING OF "NET SALES", THUS MAKING IT COMPARABLE TO INFORMATION FROM THE PREVIOUS YEAR.

NOTE 4 - CASH FLOW FROM INTERNAL FINANCING

THE REFERENCE C-30 OF THE MAIN ITEMS BREAKDOWN OF THE STATEMENT OF CHANGES IN THE FINANCIAL SITUATION, THE TOTAL AMOUNT REPORTED IN THE QUARTER INCLUDE THE REPURCHASE OF OWN SHARES.

NOTE 5 - RATIOS CONSOLIDATED

SINCE THE "SIFIC" SYSTEM CANNOT RECORD RESULTS ON A TWELVE MONTH BASIS FOR ITEMS OF THE STATEMENT OF RESULTS AS WELL AS FOR THE FINANCIAL STATEMENT, THE CALCULATIONS ARE THUS INCLUDED ON THOSE BASES AND ARE AS FOLLOW:

REF P	CONCEPTS		YEAR CURRENT	YEAR PREVIOUS
	YIELD			
2	NET INCOME TO STOCK HOLDERS' EQUITY	(**)	13.66%	13.45%
3	NET INCOME TO TOTAL ASSETS	(**)	8.96%	8.73%

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

ACTIVITY

6	NET SALES TO NET ASSETS	(**)	1.95 TIMES	1.89 TIMES
7	NET SALES TO FIXED ASSETS	(**)	3.00 TIMES	2.95 TIMES

LEVERAGE

16	NET SALES TO TOTAL LIABILITIES	(**)	5.65 TIMES	5.40 TIMES

(**) = INFORMATION REGARDING LAST TWELVE MONTHS

NOTE 6 - DATA PER SHARE

THE REFERENCE D-9 OF DATA PER SHARE, THE AMOUNT OF CASH DIVIDEND ACUMULATED PER SHARE IS PRESENTED TO NOMINAL VALUE.

NOTE 7 - CEDULE FOR THE DETERMINATION OF NFEA AND NFEAR

THE ANNEX 12 "CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT" AND ANNEX 12-A "CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED" ARE PRESENTED TO NOMINAL PESOS OF THE DATE IS MENTIONED IN EVERY ONE OF THE ITEMS THAT INTEGRATES EVERY CEDULE.

NOTE 8 - CHARACTERISTICS OF THE SHARES

WAL-MART DE MEXICO SHARES ARE AT UNEXPRESSIVE NOMINAL VALUE.

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

COMPANY SALES FOR THE JANUARY-MARCH PERIOD AMOUNTED TO $26,735 MILLION PESOS, AN INCREASE OF 9.3% IN REAL TERMS OVER THE FIRST QUARTER OF 2002 AFTER ADJUSTING FOR INFLATION DURING THE PERIOD. COMPARABLE SALES FOR THOSE UNITS WITH MORE THAN ONE YEAR GREW 2.9%, AS OPPOSED TO THE SAME QUARTER LAST YEAR. THE 1.6% GROWTH FOR COMP UNITS DURING MARCH 2003 STANDS OUT DESPITE THE 10% GROWTH RECORDED LAST YEAR RESULTING FROM THE EFFECT OF THE EASTER HOLIDAYS. THE NUMBER OF CUSTOMERS SERVED DURING THE QUARTER GREW 9.8% OVER THE PREVIOUS YEAR, WHEREAS THE AVERAGE TICKET DROPPED 0.5%. THIS REDUCTION IS ATTRIBUTED TO BOTH THE PREVAILING ECONOMIC SITUATION AS WELL AS THE PRICE REDUCTION EFFORTS UNDERTAKEN WITH OUR "SAVING MORE" CAMPAIGN.

THE GROSS PROFIT MARGIN FOR THE QUARTER REACHED 20.1%, EQUIVALENT TO 40 BASE POINTS LESS THAN LAST YEAR. QUARTERLY OPERATING EXPENSES REPRESENTED 15.4% OF TOTAL REVENUES, A 30-BASE POINT DROP COMPARED TO LAST YEAR. THE OPERATING INCOME GREW 7.6% IN REAL TERMS AND REACHED 4.7% OF TOTAL REVENUES, 10 BASE POINTS LOWER THAN LAST YEAR.

EBITDA CAME TO $1,817 MILLION PESOS, 6.8% OF TOTAL REVENUES, WHICH IS 9.1% HIGHER THAN THE FIGURES REPORTED FOR LAST YEAR.

NET INCOME FOR THE QUARTER INCREASED 4.8% IN REAL TERMS TO 943 MILLION PESOS, 3.5% OF TOTAL REVENUES AS COMPARED TO THE SAME PERIOD LAST YEAR.

AS OF THE FIRST QUARTER 2003, THE COMPANY DECIDED TO IMPLEMENT THE PROVISIONS CONTAINED IN BULLETIN SAB-101 ISSUED BY THE SECURITIES AND EXCHANGE COMMISSION (SEC) AND DEFER RECOGNITION OF SAM'S CLUB MEMBERSHIP INCOME DURING THE TWELVE MONTH PERIOD THAT EACH MEMBERSHIP IS VALID.

IF SAID INCOME WERE NOT DEFERRED, THE RESULTS FOR THE QUARTER WOULD BE AS FOLLOWS:

	2003		2002		
	$ MILLION	% REVENUES	$ MILLION	% REVENUES	%GROWTH
SALES	26,735		24,459		9.3
OTHER INCOME	122		113		8.0
TOTAL REVENUES	26,857	100.0	24,573	100.0	9.3
GROSS PROFIT MARGIN	5,488	20.4	5,042	20.5	8.8
OPERATING INCOME	1,363	5.1	1,173	4.8	16.2
EBITDA	1,918	7.1	1,665	6.8	15.2
NET INCOME	1,010	3.8	900	3.7	12.2

WE OPENED TWO BODEGAS AND TWO VIPS RESTAURANTS DURING THE JANUARY - MARCH 2003 PERIOD. IN ADDITION, WE OPENED A BODEGA IN APRIL. THIS IS PART OF OUR 18-MONTH EXPANSION PROGRAM THAT CONSIDERS THE OPENING OF 61 UNITS: 45 SELF-SERVICE STORES, 1 SUBURBIA, AND 15 RESTAURANTS. WALMEX GENERATED 1,992 NEW DIRECT JOBS.

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

AS OF MARCH 31, 2003, THE COMPANY HAD $5,527 MILLION PESOS CASH ON HAND AFTER PAYING A DIVIDEND OF $1,634 MILLION PESOS.

MEXICO, D. F., APRIL 14, 2003

EDUARDO CASTRO WRIGHT
PRESIDENT AND CEO

FINANCIAL STATEMENT NOTES (1)

ANNEX 2

CONSOLIDATED
Final Printing

NOTE 1 - PRINCIPAL ACCOUNTING POLICIES:

FINANCIAL INFORMATION PERTAINING TO THE CURRENT FISCAL YEAR AS WELL AS PREVIOUS ONE IS RESTATED IN THOUSANDS ,OF MEXICAN PESOS OF PURCHASING POWER AT MARCH 2003, THROUGH FACTORS DERIVED FROM THE NATIONAL CONSUMER PRICE INDEX, UNLESS OTHERWISE INDICATED.

NOTE 2 - DEFERRED INCOME TAX:

THE INITIAL EFFECT OF DEFERRED INCOME TAX CAUSED BY THE APPLICATION OF BULLETIN D-4 "ACCOUNTING FOR INCOME TAX, ASSET TAX AND EMPLOYEE PROFIT SHARING" ISSUED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS IS AN OWNER'S EQUITY REDUCTION OF PS. 4,662,252.

NOTE 3 - STOCK MARKET CREDITS:
NON-APPLY

NOTE 4 - CONTINGENT LIABILITIES AND COMMITMENTS:

THERE WERE NO COMMITMENTS IN U.S. DOLLAR AT MARCH 31, 2003.

NOTE 5 - SENIORITY PREMIUMS

THE COMPANY SET UP A TRUST FUND TO COVER THE PAYMENT OF SENIORITY PREMIUMS ACCRUING TO EMPLOYEES.

NOTE 6 - SHAREHOLDER'S EQUITY:

	NOMINAL VALUE	RESTATEMENT INCREASE	TOTAL
SHARES PLAN FUND	PS.(1,383,277)	PS.(232,823)	PS.(1,616,100)
PREMIUM ON SALE OF SHARES	605,341	1,409,453	2,014,794
PREMIUM ON SALE OF SHARES	PS.(777,936)	PS. 1,176,630	PS. 398,694
LEGAL RESERVE	PS. 1,178,237	PS. 1,182,715	PS. 2,360,952
RETAINED EARNINGS FROM PREVIOUS YEARS	18,676,046	12,260,498	30,936,544
INITIAL EFFECT OF DEFERRED INCOME TAX	(3,827,449)	(834,803)	(4,662,252)
RETAINED EARNINGS AND CAPITAL RESERVE	PS.16,026,834	PS.12,608,410	PS.28,635,244
REPURCHASE FUND OF SHARES	PS. 1,163,359	PS. 2,044,860	PS. 3,208,219
NET INCOME FOR THE YEAR	PS. 938,354	PS. 4,665	PS. 943,019

NOTE 7 - REPURCHASE FUND OF SHARES:

DURING 2003, THE COMPANY REPURCHASED 4,058,200 SERIES "C" SHARES; THIS REPURCHASE OF SHARES IMPLIED A REDUCTION OF PS. 5,095 IN THE THEORETICAL HISTORICAL VALUE OF CAPITAL STOCK EQUAL TO PS. 5,141 RESTATED FOR INFLATION. THE DIFFERENCE BETWEEN THE THEORETICAL RESTATED VALUE AND THE REPURCHASE COST OF THE SHARES ACQUIRED WAS APPLIED TO THE PREVIOUSLY ESTABLISHED RESERVE FOR THE REPURCHASE OF SHARES.

NOTE 8 - AGREEMENTS REACHED AT THE SHAREHOLDERS' ORDINARY MEETING HELD ON FEBRUARY 26, 2003:

1. APPROVAL OF THE MAXIMUM AMOUNT TO BE USED BY THE COMPANY IN 2003 TO REPURCHASE ITS OWN SHARES. SUCH AMOUNT IS PS. 3,248,032 (NOMINAL PESOS).

2. CANCELLATION OF 34,909,400 SERIES "C" SHARES THAT WERE REPURCHASED BY THE COMPANY.

3. INCREASE OF PS. 247,154 (NOMINAL PESOS) IN THE LEGAL RESERVE THROUGH A CHARGE TO RETAINED EARNINGS. THE INCREASE IN CONSTANT PESOS WAS PS. 248,881.

4. APPROVAL OF THE PROPOSED PAYMENT OF DIVIDENDS, OF PS. 0.37 (NOMINAL PESOS) PER SHARE OF CAPITAL STOCK, IRRESPECTIVE OF THE SERIES.

5. THE INCREASE IN CAPITAL STEMMING FROM THE ALTERNATE DIVIDEND DECREED BY THE ORDINARY GENERAL ASSEMBLY ON FEBRURARY 27, 2002 WAS FORMALIZED. THIS IS WITHOUT AFFECTING THE TOTAL CAPITAL STOCK, AND IS SIMPLY A REGISTRY TRANSACTION BETWEEN FIXED AND VARIABLE CAPITAL. CAPITAL STOCK WILL BE VARIABLE AND THE FIXED MINIMUM SHALL BE PS. 650,372, AND THE VARIABLE CANNOT BE MORE THAN TEN TIMES SAID AMOUNT.

6. THE CREATION OF THE WAL-MART DE MEXICO FOUNDATION WAS APPROVED WITH THE UNDERSTANDING THAT YEARLY AMOUNTS SET ASIDE FOR THE FOUNDATION SHALL UNDER NO CIRCUMSTANCES EXCEED 0.05% OF SALES.

NOTE 9 - MEMBERSHIP INCOME:

UP TO DECEMBER 31, 2002, THE COMPANY RECOGNIZED MEMBERSHIP INCOME FOR SAM'S CLUBS UPON COLLECTING SAID INCOME.

AS OF JANUARY 2003, THE COMPANY DECIDED TO ADDITIONALY IMPLEMENT THAT CONTAINED IN BULLETIN SAB-101: "REVENUE RECOGNITION IN FINANCIAL STATEMENTS", ISSUED BY THE SECURITIES AND EXCHANGE COMISSION (SEC). SAID BULLETIN SET FORTH THE GUIDELINES FOR DEFERRED RECOGNIZING OF THIS TYPE OF INCOME DURING THE TWELVE MONTHS THAT EACH MEMBERSHIP IS VALID.

IN ADDITION, EARNED INCOME WILL BE PRESENTED IN THE STATEMENTS OF INCOME UNDER A SPECIFIC HEADING AFTER SALES. THE CURRENT SIFIC SYSTEM STATEMENT OF INCOME FORMAT, HOWEVER, REQUIRES THAT IT BE PRESENTED UNDER THE HEADING OF SALES, SUCH AS IS SHOWN IN ANNEX 11 "SALES DISTRIBUTION BY PRODUCT". INCOME FOR 2002 SHALL BE RECLASSIFIED UNDER THIS HEADING SO AS TO ENABLE A VALID COMPARISON OF THE INFORMATION.

FINANCIAL STATEMENT NOTES (1)

ANNEX 2

AS OF MARCH 31, 2003, INCOME PENDING APPLICATION COMES TO PS. 101,571. TAKING THIS INCOME INTO ACCOUNT, THE RESULTS FOR THE PERIOD ENDING MARCH 31, 2003 AND 2002 WOULD BE AS FOLLOWS:

	2003		2002	
	PS	%	PS	%
NET SALES	26,734,802		24,459,313	
OTHER INCOME	122,306		113,418	
TOTAL INCOME	26,857,108	100.0	24,572,731	100.0
COST OF SALES	(21,369,498)	(79.6)	(19,530,341)	(79.5)
GROSS PROFIT	5,487,610	20.4	5,042,390	20.5
OPERATING EXPENSES	(4,124,321)	(15.4)	(3,869,672)	(15.7)
OPERATING INCOME	1,363,289	5.1	1,172,718	4.8
NET INCOME	1,010,055	3.8	899,837	3.7

"THE UNDERSIGNED SWEAR TO TELL THE TRUTH, AND THAT WE PREPARED THE INFORMATION REGARDING THE ISSUER CONTAINED HEREIN, AND THAT IT REASONABLY REFLECTS THE SITUATION FOR THE SAME. IN ADDITION, WE HEREBY STATE THAT WE HAVE NO KNOWLEDGE OF RELEVANT DATA OMITTED OR ALTERED IN THIS QUARTERLY REPORT, NOR THAT SAID REPORT CONTAINS INFORMATION THAT COULD MISLEAD THE SHAREHOLDERS."

EDUARDO CASTRO WRIGHT
PRESIDENT AND CEO

RAFAEL MATUTE LABRADOR
EXECUTIVE VICEPRESIDENT AND CFO

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: **1** YEAR: **2003**

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				ACQUISITION COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 NUEVA WAL-MART	GEN. MERCHANDISE SALES	881,712	99.99	881,712	5,303,692
2 SUBURBIA	DEPARTMENT STORES	274,923	99.99	274,923	577,366
3 VIPS	RESTAURANTS	41,000	99.99	41,000	1,015,106
4 CORPORATE ENTITIES	PROFESIONAL OUTSOURCE	411,119	99.99	538,866	1,542,230
5 REAL ESTATE	R.E. DEVELOPMENT	12,876,115	99.99	12,876,115	34,450,209
TOTAL INVESTMENT IN SUBSIDIARIES				**14,612,616**	**42,888,603**
ASSOCIATED		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**0**	**0**
OTHER PERMANENT INVESTMENTS					**0**
TOTAL					**42,888,603**

NOTES

THE COLUMN "NUMBER OF SHARES" IS EQUIVALENT TO THE SOCIAL PART EXPRESSED IN THOUSANDS THAT WAL-MART DE MEXICO, S.A. DE C.V. HAS OF THE SUBSIDIARIES; THEY ARE SOCIEDAD DE RESPONSABILIDAD LIMITADA DE CAPITAL VARIABLE.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE COD**IWALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: **1** YEAR: **2003**

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (-) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	11,258,083	1,685,901	9,572,182	10,845,451	4,631,865	15,785,768
MACHINERY	0	0	0	0	0	0
TRANSPORT EQUIPMENT	325,090	108,144	216,946	79,387	59,316	237,017
OFFICE EQUIPMENT	6,085,265	2,025,755	4,059,510	5,438,988	3,875,922	5,622,576
COMPUTER EQUIPMENT	1,697,127	971,768	725,359	846,361	757,483	814,237
OTHER	0	0	0	0	0	0
DEPRECIABLES TOTAL	**19,365,565**	**4,791,568**	**14,573,997**	**17,210,187**	**9,324,586**	**22,459,598**
NOT DEPRECIATION ASSETS						
GROUNDS	4,309,970	0	4,309,970	10,024,576	0	14,334,546
CONSTRUCTIONS IN PROCESS	761,911	0	761,911	0	0	761,911
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**5,071,881**	**0**	**5,071,881**	**10,024,576**	**0**	**15,096,457**
TOTAL	**24,437,446**	**4,791,568**	**19,645,878**	**27,234,763**	**9,324,586**	**37,556,055**

NOTES

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **1** YEAR: **2003**

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS																
SUPPLIERS																
SELF SERVICE STORE			8,449,729	0	0	0	0	0	0	0	682,510	0	0	0	0	0
DEPARTMENT STORE			349,087	0	0	0	0	0	0	0	111,225	0	0	0	0	0
RESTAURANTS			121,515	0	0	0	0	0	0	0	7,307	0	0	0	0	0
TOTAL SUPPLIERS			**8,920,331**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**801,042**	**0**	**0**	**0**	**0**	**0**
OTHER CURRENT LIAB.W/O COST			1,814,125	0	0	0	0	0	0	0	159,283	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			**1,814,125**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**159,283**	**0**	**0**	**0**	**0**	**0**
			10,734,456	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**960,325**	**0**	**0**	**0**	**0**	**0**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **1** YEAR: **2003**
WAL - MART DE MEXICO, S.A. DE C.V.

FILE N° 82-4609

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6

CONSOLIDATED
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	0	0	0	0	0
OTHER	0	0	0	0	0
TOTAL					
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	0	0	0	0	0
INVESTMENTS	0	0	0	0	0
OTHER	241,317	2,613,851	0	0	2,613,851
TOTAL	**241,317**	**2,613,851**			**2,613,851**
NET BALANCE	**(241,317)**	**(2,613,851)**			**(2,613,851)**
FOREING MONETARY POSITION					
TOTAL ASSETS	**139,748**	**1,505,081**	0	0	**1,505,081**
LIABILITIES POSITION	**89,167**	**960,325**			**960,325**
SHORT TERM LIABILITIES POSITION	89,167	960,325	0	0	960,325
LONG TERM LIABILITIES POSITION	0	0	0	0	0
NET BALANCE	**50,581**	**544,756**			**544,756**

NOTES

PS. 10.7700 RATE OF EXCHANGE AMERICAN DOLLAR.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: 1 YEAR: **2003**

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	13,340,210	17,963,441	4,623,231	0.40	18,493
FEBRUARY	12,233,029	15,673,275	3,440,246	0.28	9,633
MARCH	11,708,730	16,227,192	4,518,462	0.63	28,466
ACTUALIZATION:	0	0	0	0.00	249
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					**56,841**

NOTES

MONETARY LIABILITIES DO NOT INCLUDE THE INITIAL EFFECT OF THE DEFERRED INCOME TAX OF PS. 3,827,449 (NOMINAL); THE MONETARY EFFECT OF THIS LIABILITY IS PRESENTED IN DEFERRED INCOME TAXES.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **1** YEAR: **2003**
WAL - MART DE MEXICO, S.A. DE C.V.

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
NON - APPLY

ACTUAL SITUATION OF FINANCIAL LIMITED
NON - APPLY

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **1** YEAR: **2003**

WAL - MART DE MEXICO, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9 **CONSOLIDATED**

Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
SELF-SERVICE HYPERMARKETS	GENERAL MERCHANDISE SALE, GROCERIES AND FRESH	676,196	100
SELF-SERVICE DISCOUNT STORE	GENERAL MERCHANDISE SALE, GROCERIES AND FRESH	586,252	100
SUPERMARKETS	GROCERIES SALES AND FRESH	70,607	100
SELF-SERVICE WHOLESALES	MEMBERSHIP GENERAL MERCHANDISE WHOLESALE OUTLETS	439,583	100
APPAREL STORES	APPAREL AND ACCESORY SALE	254,169	100
RESTAURANTS	RESTAURANT-INTERNATIONAL, MEXICAN AND ITALIAN	57,827	100

NOTES

REGARDING RESTAURANTS THE NUMBER OF SEATS IS PRESENTED AS THE INSTALLED CAPACITY.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: **1** YEAR: **2003**

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
NON - APPLY					

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

QUARTER: **1** YEAR: **2003**

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
NET SALES				26,734,802			
OTHER INCOME				20,735			
TOTAL				26,755,537			

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: **1** YEAR: **2003**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
NON - APPLY							
TOTAL				0			

NOTES

STOCK EXCHANGE COI WALMEX

WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: 1 YEAR: 2003

FILE N° 82-4609

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **2002**	12,275,422
Number of shares Outstanding at the Date of the NFEA: (Units)	4,461,903,845

[X] ARE THE FIGURES FISCALLY AUDITED? [X] ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF DECEMBER OF 2002

FISCAL EARNINGS	3,358,850
- DETERMINED INCOME	1,175,598
+ DEDUCTED WORKER'S PROF	0
- DETERMINED WORKER	22,518
- DETERMINED RFE	0
- NON DEDUCTABLES	7,031
NFE OF PERIOD :	2,153,702

BALANCE OF THE NFEA AT THE END OF THE PERIOD

(Present year Information)

NFEA BALANCE TO 31 OF MARCH OF 2003	12,436,756
Number of shares Outstanding at the Date of the NFEA: (Units)	4,457,845,645

STOCK EXCHANGE COI WALMEX . QUARTER: 1 YEAR: 2003

RAZON SOCIAL: **WAL - MART DE MEXICO, S.A. DE C.V.**

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **2002**	4,215,707
Number of Shares Outstanding at the Date of the NFEAR: (Units)	4,461,903,845

[X] ARE FIGURES FISCALLY AUDITED? [X] ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
1	C V	4,457,845,645.00	13/03/2003	1,649,403.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF ; OF

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : 31 OF MARCH OF 2003	1,900,873
Number of shares Outstanding at the Date of the NFEAR (Units)	4,457,845,645

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000	0
Number of shares Outstanding at the Date of the NFEAR (Units)	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **1** YEAR: **2003**
WAL - MART DE MEXICO, S.A. DE C.V.

CONSOLIDATED
Final Printing

FILE N°
82-4609

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
C		41	86,178,595	462,542,326		548,720,921	108,192	580,696
V		41	431,862,484	3,477,262,240		3,909,124,724	542,180	4,365,512
TOTAL			**518,041,079**	**3,939,804,566**	**0**	**4,457,845,645**	**650,372**	**4,946,208**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
4,457,845,645
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER
V	0	0.00000	26.21000
C	0	0.00000	23.38000

MEXICAN STOCK EXCHANGE
SIFIC / ICS

FILE N°
82-4609

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: **1** YEAR: **2003**

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1 OF JANUARY** TO **31** OF **MARCH** OF **2003** AND **2002** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

JORGE MUÑOZ LOPEZ
ACCOUNTING DIRECTOR

JORGE PORTILLA FABIAN
ACCOUNTING MANAGER

MEXICO, D.F., AT APRIL 14 OF 2003